UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Crown Pacific Partners, L.P.
Full Name of Registrant

N/A
Former Name if Applicable

805 SW Broadway Street, Suite 1500
Address of Principal Executive Office (Street and Number)

Portland, Oregon 97205-3339
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the following, we are unable to file our Annual Report on Form 10-K for the year ended December 31, 2003 within the prescribed time period without unreasonable effort or expense:

Based on developments in our chapter 11 bankruptcy reorganization process that occurred in the fourth quarter of 2003, we no longer believe there is a high probability that we will retain all of our long-lived assets in our business over an extended period of time. Accordingly, under Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we determined that we should test our long-lived assets for impairment. Previously, in accordance with SFAS No. 144, we evaluated our long-lived assets under the assumption that we would hold and use them over an extended period of time.  The higher probability of near-term disposition resulted from a combination of the Bankruptcy Court ruling on November 10, 2003, which ended our exclusivity period for proposing a re-organization plan, and discussions held with representatives of the secured creditors on November 18, 2003 and subsequent dates regarding a consensual plan of re-organization.  These discussions have indicated that our long-lived assets will either be sold or transferred to the secured creditors in satisfaction of their claims.  We need additional time to complete the analysis of fair values and impairment charges for these long-lived assets in accordance with SFAS No. 144.

Until these analyses are completed and audited, our consolidated financial statements and related disclosures required by Form 10-K could be incomplete or misleading (including, without limitation, our Consolidated Statements of Operations, our Consolidated Balance Sheets, our Consolidated Statements of Cash Flows, our Management’s Discussion and Analysis of Financial Condition and Results of Operations and certain of our Notes to Consolidated Financial Statements).

The foregoing reason for our inability to file timely is beyond our control and could not be eliminated without unreasonable effort or expense.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Steven E. Dietrich	(503)	274-2300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We estimate that our net loss will be significantly greater in 2003 than in 2002, but are not able to provide a reasonable estimate of the 2003 results until our analysis under SFAS No. 144, discussed in Part III above, is completed and audited.

Crown Pacific Partners, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2004	By	Crown Pacific Management Limited Partnership, as General Partner

		By:	/s/ Steven E. Dietrich
Steven E. Dietrich
Senior Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).